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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Debt Securities	$700,000,000	99.668%	$700,000,000	$39,060(1)

(1)
Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-148154

Prospectus Supplement
May 12, 2009
(To Prospectus dated December 19, 2007)

$700,000,000

EQT Corporation

8.125% Senior Notes due 2019

        The notes will mature on June 1, 2019. We will pay interest on the 8.125% notes due June 1, 2019 on June 1 and December 1 of each year. The first such payments on the notes will be made on December 1, 2009. We may redeem the notes at our option and at any time, either as a whole or in part, at the redemption prices described in this prospectus supplement.

        The notes will be our senior unsecured debt and will rank equally with all of our existing and future unsecured and unsubordinated debt.

        Investing in the notes involves risks, including those described in the "Risk Factors" section beginning on page S-16 of this prospectus supplement and the section entitled "Risk Factors" beginning on page 16 of our most recent annual report on Form 10-K for fiscal year ended December 31, 2008, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Per Note	Total
Public offering price(1)	99.668%	$697,676,000
Underwriting discount	0.650%	$4,550,000
Proceeds to EQT Corporation (before expenses)(1)	99.018%	$693,126,000

(1)
Plus accrued interest, if any, from May 15, 2009, if settlement occurs after that date.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the notes to purchasers in book-entry form only through The Depository Trust Company for the accounts of its participants, including Clearstream and Euroclear, on or about May 15, 2009.

Joint Book-Running Managers

Banc of America Securities LLC

Barclays Capital

Citi

J.P. Morgan

Wachovia Securities

Senior Co-Managers

BMO Capital Markets	Mitsubishi UFJ Securities
PNC Capital Markets LLC	SunTrust Robinson Humphrey

Co-Managers

BNP PARIBAS	Deutsche Bank Securities
RBS	SOCIETE GENERALE

Prospectus Supplement

Prospectus

        This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under the shelf registration process, we may offer from time to time senior or subordinated debt securities, preferred stock and common stock. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the notes that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our debt securities and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under "Incorporation of Certain Documents by Reference" on page ii of the accompanying prospectus before investing in the notes.

        You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provided you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

 SUMMARY

        This summary highlights selected information more fully described elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in the notes. You should read this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein carefully, especially the risks of investing in the notes discussed in "Risk Factors" below and in the incorporated documents. References herein to a fiscal year mean the fiscal year ended December 31.

        Throughout the remainder of this prospectus supplement, except as otherwise indicated, references to "we," "us," "our," "EQT," "EQT Corporation," and the "company" refer collectively to EQT Corporation and its consolidated subsidiaries.

Our Company

  General

        EQT Corporation, formerly Equitable Resources, Inc., is one of Appalachia's largest exploration and production companies with over three trillion cubic feet of proved reserves at December 31, 2008. We offer energy products (natural gas, natural gas liquids (NGLs) and a limited amount of crude oil) and services to wholesale and retail customers in the United States. We conduct our business through three business segments: EQT Production, EQT Midstream and Distribution.

        While cash flows in the natural gas exploration and production industry can be volatile as market prices for natural gas fluctuate, management believes that the following factors position us to achieve solid relative investment returns over time:

  •
  Over 3.3 million acres, much of which is held in fee or held by production;

  •
  3,110 Bcfe of proved reserves at December 31, 2008, making us one of the largest owners of reserves in the Appalachian Basin;

  •
  100% of our reserves are located in the Appalachian Basin, which is geographically situated between high use end markets for natural gas in the Northeast and Midwestern United States;

  •
  Our low cost structure, which helps to make our drilling efforts resilient in periods of lower natural gas prices;

  •
  Ownership and control of extensive midstream infrastructure to deliver gas to markets, including over 11,000 miles of gathering and transmission pipelines;

  •
  Innovation is encouraged as evidenced by our success in applying air to horizontal drilling techniques;

  •
  Financial returns supported by operational efficiency, best-in-state customer service and regulatory mechanisms at Distribution; and

  •
  Conservative financial policies, as evidenced by our 58 year history of paying dividends to shareholders.

  EQT Production

        EQT Production explores for, develops, produces and sells natural gas and a limited amount of crude oil, in the Appalachian region of the United States. Our proved reserves grew 16% from 2007 to 3,110 Bcfe at December 31, 2008. Over the past five years, our proved reserves have grown 47% as a result of our drilling program and investment in drilling technology.

        Our reserves are located entirely in the Appalachian Basin, a production area characterized by wells with long lives, low production costs, natural gas containing high energy content and close proximity to natural gas markets. Many of our wells have been producing for decades, in some cases since the early 1900s.

        Our strategy is to maximize value by profitably developing our extensive acreage position while seeking to maintain a low cost structure. We are focused on continuing our significant organic reserve and production growth through our drilling program, and we believe that we are a technological leader in drilling low pressure shale formations. In particular, the use of air in horizontal drilling has proven to be a cost effective technology which we have efficiently deployed to various geological formations in mountainous regions of Appalachia and may be deployed in our other acreage in the Appalachian Basin to maximize profitability.

        In addition to horizontal air drilling, our drilling innovations include drilling re-entry wells where low pressured vertical shale wells were previously drilled, drilling multilateral and stacked multilateral horizontal wells and refracing existing vertical wells.

        EQT Production's drilling is concentrated within the core areas of southwestern Virginia, southeastern Kentucky, West Virginia and Pennsylvania and in four major plays: Huron, coalbed methane, Berea and Marcellus. In each of our plays, we drill low risk development wells into reservoirs that are known to be productive.

        We have recently focused our drilling activity in the Huron play, which includes the Lower Huron, Cleveland and Rhinestreet formations, and on the coalbed methane play. We have approximately 2.2 million acres in the Huron play. In 2008, we ramped up our development programs for the emerging Berea sandstone and Marcellus plays. We have approximately 800,000 acres in the Berea play where we expect to drill 40 wells in 2009 and over 400,000 acres in the Marcellus play where we expect to drill 40-45 wells, including 35-40 horizontal wells, in 2009.

        We believe that we will continue to increase production volumes and proved reserves based on the quality of the underlying asset base. Our drilling activities resulted in proved developed reserve additions of approximately 293 Bcfe in 2008. Of the proved developed reserve additions, approximately 49 Bcfe related to proved undeveloped reserves that were transferred to proved developed reserves. Our 2008 extensions, discoveries and other additions to proved reserves of 585 Bcfe was 646% of 2008 production of 90.6 Bcfe.

        We spent approximately $701 million on well development (primarily drilling) in 2008. Sales volumes increased 12% in 2008 compared to 2007 (adjusted for the 2007 sale of interests which provided sales of 1,966 MMcfe during 2007).

        Capital spending for well development (primarily drilling) in 2009 is expected to be approximately $600 million to support the drilling of up to 675 gross wells, including 375 gross horizontal wells. Sales volumes are expected to reach 96-97 Bcfe in 2009. A substantial portion of our 2009 drilling efforts will be focused on drilling horizontal wells in the Huron play where midstream pipeline and processing capacity are largely in place and on drilling Marcellus wells. We are committed to profitably expanding our reserves and production through horizontal drilling, exploiting additional reserve potential through key emerging development plays and expanding our infrastructure in the Appalachian Basin.

  EQT Midstream

        EQT Midstream provides gathering, processing, transmission and storage services to EQT Production and independent third parties. In 2008, EQT Midstream focused on building a long-term growth platform, highlighted by the construction of the Big Sandy Pipeline, the Kentucky Hydrocarbon processing plant (also known as Langley Hydrocarbon processing plant) and the Mayking corridor. This infrastructure development facilitates the development of EQT Production's growing reserve base in the Huron play and provides opportunities to sell capacity to third parties. In 2009, EQT Midstream will focus on continuing to expand its gathering system through well connections to existing midstream infrastructure and thereby fill existing capacity. Additionally, initial infrastructure expansion in the Marcellus play in southwestern Pennsylvania and northern West Virginia is slated for 2009.

        As of December 31, 2008, EQT Midstream's gathering system included approximately 10,450 miles of gathering lines located in western Pennsylvania, West Virginia, eastern Kentucky and southwestern Virginia. We also have a gas processing facility, Kentucky Hydrocarbon, located in Langley, Kentucky. Transmission and storage operations include approximately 970 miles of lines located throughout eastern Kentucky, north central West Virginia and southwestern Pennsylvania. The transmission and storage system interconnects with five major interstate pipelines: Texas Eastern Transmission, Columbia Gas Transmission, National Fuel Gas Supply, Tennessee Gas Pipeline and Dominion Transmission. EQT Midstream also has 14 natural gas storage reservoirs with approximately 496 MMcf per day of peak delivery capability and 63 Bcf of storage capacity, of which 32 Bcf is working gas. These storage reservoirs are geographically clustered, with eight in northern West Virginia and six in southwestern Pennsylvania. In addition, EQT Midstream, through Equitrans, L.P. (Equitrans, the Company's interstate pipeline affiliate) and EQT Energy, LLC (EQT Energy, the Company's gas marketing affiliate) leased 6.3 Bcf of contractual storage and 138,500 Dth per day of contractual pipeline capacity from third parties as of December 31, 2008.

        In 2008, EQT Energy executed a binding precedent agreement with Tennessee Gas Pipeline Company (TGP), a wholly owned subsidiary of El Paso Corporation, for a 15-year term that awarded us 300,000 Dth per day of capacity in TGP's 300-Line expansion project. When completed, this expansion project will consist of approximately 128 miles of 30-inch pipe loop and approximately 52,000 horsepower of additional compression facilities to be constructed in TGP's existing pipeline corridor in Pennsylvania and New Jersey. The awarded capacity will provide us access to consumer markets from the Gulf Coast to the Mid-Atlantic and the Northeast and will also provide back-haul capacity of 300,000 Dth per day to the Gulf Coast.

        Capital expenditures for EQT Midstream infrastructure were $594 million in 2008. During 2008, we turned in line the Mayking Corridor project, which consists of three compressor units and 38 miles of pipe; completed an expansion of the Kentucky Hydrocarbon facility, which increased its gas processing capacity from 70 MMcfe per day to 170 MMcfe per day; and turned in line the Big Sandy Pipeline, which connects the Kentucky Hydrocarbon processing plant to the Tennessee Gas Pipeline in Carter County, Kentucky, and currently provides up to 130,000 Dth per day of firm transportation service. The Big Sandy Pipeline capacity is expandable with additional compression.

        Capital expenditures on EQT Midstream infrastructure projects in 2009 will be reduced to $360 million as a result of the shift in focus from completing major infrastructure projects to expanding the gathering system in areas with existing EQT Midstream infrastructure. This will facilitate moving a greater volume of EQT Production's gas to market. If the capital markets become less constrained, EQT Midstream will consider increasing investment in corridor infrastructure projects to provide additional capacity needed to facilitate production growth.

        EQT Midstream has both regulated and non-regulated operations. The regulated activities consist of federally-regulated transmission and storage operations and certain state-regulated gathering operations. The non-regulated activities include certain gathering and transportation operations, processing of NGLs and risk management activities. Equitrans' rates and operations are subject to regulation by the Federal Energy Regulatory Commission (FERC). The 2006 FERC rate case settlement allows Equitrans, among other things, to institute an annual surcharge for the tracking and recovery of all costs (operations, maintenance and return on invested capital) incurred on and after September 1, 2005, related to Equitrans' Pipeline Safety Program under the Pipeline Safety

Improvement Act of 2002. We have continued to utilize the surcharge mechanism each year to recover costs incurred in connection with the Pipeline Safety Program. Under the terms of the 2006 settlement, Equitrans may not seek new base transmission and storage rates prior to June 1, 2009 or new gathering base rates prior to November 1, 2010. In 2008, the Big Sandy Pipeline was placed in service in eastern Kentucky. Big Sandy's initial rate agreements provide for a firm reservation charge of $19.77 per maximum daily quantity for a term of ten years.

  Distribution

        Distribution's business strategy is to earn a competitive return on its asset base through regulatory mechanisms and operational efficiency. Distribution is focused on enhancing the value of its existing assets by establishing a reputation for excellent customer service, effectively managing its capital spending, improving the efficiency of its workforce through superior work management and continuing to leverage technology throughout its operations. Distribution expects to spend approximately $30 million on capital expenditures in 2009.

        Our regulated natural gas distribution company distributes and sells natural gas to local residential, commercial and industrial customers in southwestern Pennsylvania, West Virginia and eastern Kentucky. Our distribution company also operates a small gathering system in Pennsylvania and provides off-system sales activities. The off-system sales activities include the purchase and delivery of gas to customers at mutually agreed-upon points on facilities not owned by us.

        The distribution company has made great strides over recent years towards achieving its operational goals. For instance, the distribution company pioneered the use of monthly automated meter readings throughout its Pennsylvania service territory which has improved monthly billings and customer satisfaction. The customer call center has demonstrated significantly improved operating performance in responding to customer inquiries and has added self-service functionality. On-time scheduled appointment performance has increased to its highest levels in recent years. In a recent survey by the American Gas Association, the distribution company's damage prevention program scored in the top quartile of gas utility companies nationwide.

        The distribution company's distribution rates, terms of service and contracts with affiliates are subject to comprehensive regulation by the Pennsylvania Public Utility Commission (PA PUC) and the Public Service Commission of West Virginia. The field line sales rates in Kentucky are subject to rate regulation by the Kentucky Public Service Commission.

        The distribution company must usually seek the approval of one or more of its regulators prior to changing its rates. Currently, the distribution company passes through to its regulated customers the cost of its purchased gas and transportation activities. The distribution company is allowed to recover a return in addition to the costs of its transportation activities. However, the distribution company's regulators do not guarantee recovery and may require that certain costs of operation be recovered over an extended term. The distribution company filed a base rate case in the second quarter of 2008 and reached a settlement in principal with the active parties to the proceeding in November 2008. The PA PUC approved the settlement on February 26, 2009. The new rates are expected to result in a projected revenue increase of approximately $38 million annually.

        Pennsylvania law requires that local distribution companies develop and implement programs to assist low-income customers with paying their gas bills. The costs of these programs are recovered through rates charged to other residential customers. The distribution company has several such programs, including the Customer Assistance Program (CAP). On September 27, 2007, the PA PUC issued an order approving an increase to the distribution company's CAP surcharge, which is designed to offset the higher costs of the CAP. The revised surcharge went into effect on October 2, 2007. As a result of the approval of the base rate case settlement, the distribution company has increased the CAP surcharge from $0.58/mcf to $1.30/mcf and will receive an annual reconciliation of CAP costs to ensure complete recovery.

Markets and Customers

         Natural Gas Sales:    EQT Production's produced natural gas is sold to marketers (including EQT Energy), utilities and industrial customers located mainly in the Appalachian area. Natural gas is a commodity and therefore we receive market-based pricing. The market price for natural gas can be volatile as evidenced by the high natural gas prices in early through mid 2008 followed by dramatic decreases later in the year. The market price for gas located in the Appalachian Basin is generally higher than the price for gas located in the Gulf Coast, largely due to the differential in the cost to transport gas to customers in the northeastern United States. We hedge a portion of our forecasted natural gas production.

        Increased production in the Appalachian Basin during 2008 intensified pressure on the already stretched capacity of existing gathering and midstream processing and transport systems in the Appalachian Basin. As a result, we entered into third party firm contractual capacity arrangements amounting to 188,318 Dth per day as of December 31, 2008 and discounted sales arrangements approximating 9,500 Dth per day as of December 31, 2008 to obtain transportation capacity so that our gas continues to flow to market.

         Natural Gas Gathering:    EQT Midstream derives gathering revenues from charges to customers for use of its gathering system in the Appalachian Basin. The gathering system volumes are transported to three major interstate pipelines: Columbia Gas Transmission, East Tennessee Natural Gas Company and Dominion Transmission. The gathering system also maintains interconnects with Equitrans. Maintaining these interconnects provides us with access to geographically diverse markets.

        Gathering system transportation volumes for 2008 totaled 145,031 BBtu, of which approximately 53% related to gathering for EQT Production, 28% related to third party volumes and 10% related to volumes for our other affiliates. The remainder related to volumes in which we sold interests but which we continued to operate for a fee. Revenues from affiliates accounted for approximately 80% of 2008 gathering revenues.

         Natural Gas Processing:    We process natural gas in order to extract heavier liquid hydrocarbons (propane, iso-butane, normal butane and natural gasoline) from the natural gas stream, primarily from EQT Production's produced gas. On a per energy unit basis, these liquid hydrocarbons can typically be sold at a price premium versus natural gas; the value of this premium is referred to as the frac spread.

        NGLs are recovered at EQT's Kentucky Hydrocarbon facility and transported to a fractionation plant owned by a third party for separation into commercial components. The third party markets these components and in exchange retains an agreed-upon percentage of NGLs delivered by us. We also have contractual processing arrangements whereby we sell gas to a third party processor at a weighted average liquids component price.

        While natural gas processing produces independent revenues, our primary reason for these activities is to comply with the product quality specifications of the pipelines on which the natural gas we produce is transported and sold. As a result, we typically engage in gas processing at locations where the gas we produce would not satisfy the downstream interstate pipeline's gas quality specifications. Without sufficient processing, our natural gas production could be interrupted as a result of an inability to achieve required interstate pipeline specifications. Thus, as our production continues to grow, our gas processing capacity must also grow.

         Natural Gas Transmission and Storage:    Services offered by EQT Energy include commodity procurement, sales, delivery, risk management, and other services. These operations are executed using company owned and operated or contracted transmission and underground storage facilities as well as other contractual capacity arrangements with major pipeline and storage service providers in the eastern United States. EQT Energy uses leased storage capacity and firm transportation capacity, including our Big Sandy Pipeline capacity, to take advantage of price differentials and arbitrage opportunities. EQT Energy also engages in energy trading and risk management activities for us. The objective of these activities is to limit our exposure to shifts in market prices and to optimize the use of our assets.

        Customers of EQT Midstream's gas transportation, storage, risk management and related services are affiliates and third parties in the northeastern United States, including but not limited to, Dominion Resources, Inc., Keyspan Corporation, NiSource, Inc., PECO Energy Company and UGI Energy Services, Inc. EQT Energy's commodity procurement, sales, delivery, risk management, and other services are offered to natural gas producers and energy consumers including large industrial, utility, commercial and institutional end-users.

        Equitrans' firm transportation contracts on its mainline system expire between 2009 and 2017, and the firm transportation contracts on its Big Sandy Pipeline expire in 2018. We anticipate that the capacity associated with these expiring contracts will be remarketed or used by affiliates such that the capacity will remain fully subscribed. In 2008, approximately 78% of transportation volumes and approximately 83% of transportation revenues were from affiliates.

         Natural Gas Distribution:    Distribution provides natural gas distribution services to approximately 275,800 customers, consisting of 257,200 residential customers and 18,600 commercial and industrial customers in southwestern Pennsylvania, municipalities in northern West Virginia and field line sales, also referred to as farm tap service, in eastern Kentucky and West Virginia. These service areas have a rather static population and economy.

        Our distribution company purchases gas through contracts with various sources including major and independent producers in the Gulf Coast, local producers in the Appalachian area and gas marketers (including EQT Energy). The gas purchase contracts contain various pricing mechanisms, ranging from fixed prices to several different index-related prices.

        Because most of its customers use natural gas for heating purposes, our distribution company's revenues are seasonal, with approximately 71% of calendar year 2008 revenues occurring during the winter heating season (the months of January, February, March, November and December). Significant quantities of purchased natural gas are placed in underground storage inventory during the off-peak season to accommodate higher demand during the winter heating season.

2009 Capital Spending Plan

        In light of the current capital market conditions, our 2009 capital spending plan of $1.0 billion is significantly lower than our capital expenditures of $1.34 billion in 2008. We originally expected to fund our 2009 capital spending plan by cash flow from operating activities and our $1.5 billion revolving credit facility. However, in order to further strengthen our liquidity position, we are issuing the notes in this offering to term out our current revolver borrowings and reduce our forecasted 2009 revolver borrowings. In addition, we retain the flexibility to reduce capital spending to operating cash flow levels should market and business conditions further deteriorate. Based on our current plan, we anticipate annual gas sales volume growth of 15% in 2009 through concentrating spending on drilling where midstream capacity has already been constructed.

Holding Company Reorganization

        On June 30, 2008, the former Equitable Resources, Inc. (Old EQT) entered into and completed an Agreement and Plan of Merger (the Plan) under which Old EQT reorganized into a holding company structure such that a newly formed Pennsylvania corporation, also named Equitable Resources, Inc. (New EQT), became the publicly traded holding company of Old EQT and its subsidiaries. The primary purpose of this reorganization (the Reorganization) was to separate Old EQT's state-regulated distribution operations into a new subsidiary in order to better segregate its regulated and unregulated businesses and improve overall financing flexibility. To effect the Reorganization, Old EQT formed New EQT, a wholly-owned subsidiary, and New EQT, in turn, formed EGC Merger Co., a Pennsylvania corporation owned solely by New EQT (MergerSub). Under the Plan, MergerSub merged with and into Old EQT with Old EQT surviving (the Merger). The Merger resulted in Old EQT becoming a direct, wholly-owned subsidiary of New EQT. New EQT changed its name to EQT Corporation effective February 9, 2009.

Financial Information About Segments

        In January 2008, we announced a change in organizational structure to better align the Company to execute its growth strategy for development and infrastructure expansion in the Appalachian Basin. These changes resulted in changes to our reporting segments for fiscal year 2008. The segment disclosures and discussions contained in this prospectus supplement have been reclassified to reflect all periods presented under the current organizational structure.

Risks of Investment

        Any investment in the notes involves a high degree of risk. You should carefully consider the risks described in "Risk Factors" below and all of the other information contained in this prospectus supplement and the accompanying prospectus before deciding whether to purchase the notes. In addition, you should carefully consider, among other things, the matters discussed under "Risk Factors" in our annual report on Form 10-K for the period ended December 31, 2008, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference to the prospectus accompanying this prospectus supplement. These risks include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See "Forward-Looking Statements."

Requests for Documents Incorporated by Reference

        We will provide, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement or the accompanying prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this supplement or the accompanying prospectus. You should direct requests for documents to:

EQT Corporation
EQT Plaza
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222
Attention: Lewis B. Gardner, Esq.
Vice President and General Counsel
Telephone: (412) 553-5700

        In reviewing any agreements incorporated by reference, please remember they are included to provide you with information regarding the terms of such agreement and are not intended to provide any other factual or disclosure information about our Company. The agreements may contain representations and warranties by us, which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. The representations and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.

 The Offering

Issuer	EQT Corporation
Securities Offered	$700 million aggregate principal amount of 8.125% Senior Notes due 2019.
Maturity Date	The notes will mature on June 1, 2019.
Interest Rate	8.125% per year.
Interest Payment Dates	June 1 and December 1 of each year, commencing on December l, 2009.
Optional Redemption

We may redeem the notes at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in each case, accrued and unpaid interest thereon to the date of redemption. See "Description of Notes—Optional Redemption."

Ranking

The notes will be our senior unsecured debt and will rank equally with all of our existing and future unsecured and unsubordinated debt. The notes will be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing that debt and to all the debt and other liabilities of our subsidiaries. As of March 31, 2009, we had approximately $1.6 billion outstanding indebtedness with which the notes will rank pari passu.

Further Issues

At any time and from time to time, without notice to or consent of the holders, we may also issue additional debt securities of the same tenor, coupon and other terms of the notes, so that such additional debt securities and the notes together form a single series.

Certain Covenants

The indenture governing the notes contains covenants that limit our ability and that of our subsidiaries to incur debt secured by liens, enter into sale and leaseback transactions and consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries. These covenants are subject to important exceptions and qualifications, which are described in the "Description of Notes" section of this prospectus supplement.

Use of Proceeds	We intend to use the net proceeds from this offering to repay all of the amount outstanding under our revolving credit facility and any excess will be used for other general corporate purposes. See "Underwriting—Other Relationships."
Certain United States Federal Income Tax Considerations

You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the notes in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See "Certain United States Federal Income Tax Considerations."
Governing Law	The notes and the indenture will be governed by the laws of the state of New York.
Trustee, Registrar and Paying Agent	The Bank of New York Mellon.
Risk Factors
See "Risk Factors" beginning on page S-16 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the section entitled "Risk Factors" beginning on page 16 of our most recent annual report on Form 10-K for fiscal year ended December 31, 2008, for a discussion of the factors you should carefully consider before deciding to invest in the notes.

 Summary Historical Consolidated Financial Data

        You should read the summary historical consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included in our annual report on Form 10-K for the year ended December 31, 2008 and our quarterly report on Form 10-Q for the three months ended March 31, 2009, each of which is incorporated by reference in the prospectus accompanying this prospectus supplement. We derived the following summary historical financial statement of earnings data for the years ended December 31, 2008, 2007 and 2006 and the summary historical balance sheet data for the years ended December 31, 2008 and 2007 from our audited consolidated financial statements. We derived the summary historical financial data for the three months ended March 31, 2009 and 2008 from our unaudited condensed consolidated financial statements. In our opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Three Months Ended March 31,				Years Ended December 31,
	2009		2008		2008		2007		2006
	(in thousands, except per share amounts)
Statements of consolidated income:
Operating revenues	$469,403		$535,774		$1,576,488		$1,361,406		$1,267,910
Purchased gas cost	209,007		271,178		645,136		574,466		504,329

Net operating revenues	260,396		264,596		931,352		786,940		763,581

Operating expenses:
Operation and maintenance	31,590		25,592		129,502		106,965		104,620
Production	15,020		16,520		80,068		62,273		62,471
Exploration	3,311		555		9,064		862		802
Selling, general and administrative	29,750		71,741		111,096		195,365		125,951
Office consolidation impairment charges	—		—		—		—		(2,908)
Depreciation, depletion and amortization	44,589		30,765		136,816		109,802		100,122

Total operating expenses	124,260		145,173		466,546		475,267		391,058

Gain on sale of assets, net	—		—		—		126,088		—
Operating income	136,136		119,423		464,806		437,761		372,523
Other than temporary impairment of available-for-sale securities	—		—		(7,835)		—		—
Gain on sale of available-for-sale securities, net	—		—		—		1,042		—
Other income	590		3,524		6,233		7,645		1,442
Equity in earnings of nonconsolidated investments	1,122		1,294		5,714		3,099		260
Interest expense	19,243		13,653		58,394		47,669		48,494

Income from continuing operations before income taxes	118,605		110,588		410,524		401,878		325,731
Income taxes	46,612		40,068		154,920		144,395		109,706

Income from continuing operations	71,993		70,520		255,604		257,483		216,025

Income from discontinued operations, net of tax benefit of $3,246 for the year ended December 31, 2006	—		—		—		—		4,261

Net income	$71,993		$70,520		$255,604		$257,483		$220,286

Earnings per share of common stock:
Basic:
Income from continuing operations	$0.55		$0.58		$2.01		$2.12		$1.79
Income from discontinued operations	—		—		—		—		0.04

Net income	$0.55		$0.58		$2.01		$2.12		$1.83

Diluted:
Income from continuing operations	$0.55		$0.57		$2.00		$2.10		$1.77
Income from discontinued operations	—		—		—		—		0.03

Net income	$0.55		$0.57		$2.00		$2.10		$1.80

Other data:
Ratio of earnings to fixed charges	6.1	x	6.8	x	5.8	x	7.8	x	7.3	x

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
	(Thousands)
Statements of Consolidated Cash Flows
Cash flows from operating activities:
Net income	$71,993	$70,520	$255,604	$257,483	$220,286

Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations, net of tax	—	—	—	—	(4,261)
Provision for losses on accounts receivable	1,140	2,490	11,744	353	4,715
Depreciation, depletion and amortization	44,589	30,765	136,816	109,802	100,122
Other than temporary impairment of available-for-sale securities	—	—	7,835	—	—
Gain on sale of assets, net	—	—	—	(126,088)	—
Gain on sale of available-for-sale securities, net	—	—	—	(1,042)	—
Other income	(590)	(3,524)	(6,233)	(7,645)	(1,442)
Equity in earnings of nonconsolidated investments	(1,122)	(1,294)	(5,714)	(3,099)	(260)
Deferred income taxes	56,417	48,507	245,801	33,020	32,325
Excess tax benefits from share-based payment arrangements	(127)	(708)	(946)	(15,687)	(15,739)
Office consolidation impairment charges	—	—	—	—	(2,908)
Changes in other assets and liabilities:
Accounts receivable and unbilled revenues	51,285	(68,106)	(33,377)	2,455	63,527
Margin deposits	(1,253)	(72,116)	1,496	(5,919)	317,821
Inventory	141,100	139,037	(4,697)	(14,357)	20,793
Accounts payable	(157,951)	(17,063)	77,475	65,931	(29,292)
Derivative instruments, at fair value, net	41,953	14,808	(82,564)	10,863	(53,846)
Other assets and liabilities	(34,788)	(37,283)	(94,083)	120,650	(33,995)

Net cash provided by operating activities	212,646	106,033	509,157	426,720	617,846
Cash flows from investing activities:
Capital expenditures	(207,715)	(200,014)	(1,343,996)	(776,667)	(403,094)
Capital contributions to Nora Gathering, LLC	(4,500)	—	(29,000)	—	—
Purchase of working interest	—	—	—	(28,092)	—
Proceeds from sale of assets	—	—	—	193,451	—
Proceeds from contribution of assets	—	—	—	23,584	—
Proceeds from sale of available-for-sale securities	—	—	—	7,295	—
Investment in available-for-sale securities	(3,000)	(3,000)	(3,000)	(9,709)	(2,471)

Net cash used in continuing investing activities	(215,215)	(203,014)	(1,375,996)	(590,138)	(405,565)

Net cash used in discontinued investing activities	—	—	—	—	(724)

Net cash used in investing activities	(215,215)	(203,014)	(1,375,996)	(590,138)	(406,289)

Cash flows from financing activities:
Dividends paid	(28,833)	(26,889)	(111,403)	(107,086)	(104,871)
Proceeds from issuance of common stock	—	—	560,739	—	—
Proceeds from issuance of long-term debt	—	500,000	500,000	—	—
Debt issuance costs	—	(6,645)	(6,645)	—	—
Increase (decrease) in short-term loans	31,050	(438,000)	(130,083)	314,001	(229,301)
Repayments and retirements of long-term debt	—	—	—	(10,000)	(3,000)
Proceeds from note payable to Nora Gathering, LLC	—	—	—	69,786	—
Repayments of note payable to Nora Gathering, LLC	—	(14,379)	(29,329)	(40,457)	—
Proceeds from exercises under employee compensation plans	225	475	903	3,198	34,910
Excess tax benefits from share-based payment arrangements	127	708	946	15,687	15,739

Net cash provided by (used in) financing activities	2,569	15,270	785,128	245,129	(286,523)

Net (decrease) increase in cash and cash equivalents	—	(81,711)	(81,711)	81,711	(74,966)
Cash and cash equivalents at beginning of year	—	81,711	81,711	—	74,966

Cash and cash equivalents at end of year	$—	$—	$—	$81,711	$—

Cash paid (received) during the period for:
Interest, net of amount capitalized	$12,130	$12,765	$51,234	$48,464	$48,702

Net income taxes (received) paid	$(3,981)	$6,855	$(13,963)	$63,384	$58,631

	March 31,	December 31,
	2009	2008	2007
	(Thousands)
Consolidated Balance Sheets
Assets
Current assets:
Cash and cash equivalents	$—	$—	$81,711
Accounts receivable (less accumulated provision for doubtful accounts: March 31, 2009, $26,334; December 31, 2008, $26,636; December 31, 2007, $19,829)	174,367	209,008	188,561
Unbilled revenues	32,146	49,930	48,744
Margin deposits with financial institutions	5,687	4,434	5,930
Inventory	147,082	288,182	283,485
Derivative instruments, at fair value	243,049	192,191	37,143
Prepaid expenses and other	148,400	183,437	96,673

Total current assets	750,731	927,182	742,247
Equity in nonconsolidated investments	174,735	169,241	135,366
Property, plant and equipment	5,708,622	5,503,921	4,207,402
Less: accumulated depreciation and depletion	1,448,793	1,406,402	1,287,911

Net property, plant and equipment	4,259,829	4,097,519	2,919,491
Investments, available-for-sale	26,517	25,880	35,675
Regulatory assets	83,019	83,525	78,015
Other	24,104	26,315	26,177

Total assets	$5,318,935	$5,329,662	$3,936,971

Liabilities and Common Stockholders' Equity
Current liabilities:
Current portion of long-term debt	$4,300	$4,300	$—
Short-term loans	350,967	319,917	450,000
Note payable to Nora Gathering, LLC	—	—	29,329
Accounts payable	198,781	356,732	279,257
Derivative instruments, at fair value	130,861	175,889	516,626
Other current liabilities	116,820	185,770	244,096

Total current liabilities	801,729	1,042,608	1,519,308
Long-term debt	1,249,200	1,249,200	753,500
Deferred income taxes and investment tax credits	888,369	781,520	400,465
Unrecognized tax benefits	49,291	47,553	50,845
Pension and other post-retirement benefits	58,867	69,409	41,768
Other credits	93,152	89,279	73,613

Total liabilities	3,140,608	3,279,569	2,839,499
Common stockholders' equity:
Common stock, no par value, authorized 320,000 shares; shares issued: March 31, 2009 and December 31, 2008, 157,630 and December 31, 2007, 149,008	948,376	948,497	382,191
Treasury stock, shares at cost: March 31, 2009, 26,733; December 31, 2008, 26,764; December 31, 2007, 26,853 (net of shares and cost held in trust for deferred compensation of 167, $2,845, 163, $2,784 and 180, $3,085)	(482,891)	(483,464)	(485,051)
Retained earnings	1,696,957	1,653,797	1,509,596
Accumulated other comprehensive income (loss)	15,885	(68,737)	(309,264)

Total common stockholders' equity	2,178,327	2,050,093	1,097,472

Total liabilities and common stockholders' equity	$5,318,935	$5,329,662	$3,936,971

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
	(Thousands)
Financial Information by Business Segment
Revenues from external customers:
EQT Production	$97,763	$105,077	$457,144	$364,396	$359,526
EQT Midstream	123,374	221,325	681,475	591,608	554,071
Distribution	293,172	255,962	698,385	624,744	586,194
Less: intersegment revenues(a)	(44,906)	(46,590)	(260,516)	(219,342)	(231,881)

Total	$469,403	$535,774	$1,576,488	$1,361,406	$1,267,910

Total net operating revenues:
EQT Production	$97,763	$105,077	457,144	364,396	359,526
EQT Midstream	92,556	93,453	303,340	261,915	253,392
Distribution	70,392	66,066	170,868	160,629	150,663
Less: intersegment eliminations	(315)	—	—	—	—

Total	$260,396	$264,596	931,352	786,940	763,581

Total operating expenses:
EQT Production	$53,346	$44,745	$204,360	$162,377	$144,103
EQT Midstream	43,576	32,599	168,568	121,483	116,215
Distribution	26,540	28,116	111,009	126,088	108,890
Unallocated expenses (income)(b)	798	39,713	(17,391)	65,319	21,850

Total	$124,260	$145,173	$466,546	$475,267	$391,058

Operating income:
EQT Production(c)	$44,417	$60,332	$252,784	$331,225	$215,423
EQT Midstream(c)	48,980	60,854	134,772	137,314	137,177
Distribution	43,852	37,950	59,859	34,541	41,773
Unallocated (expenses) income(b)	(1,113)	(39,713)	17,391	(65,319)	(21,850)

Total operating income	$136,136	$119,423	$464,806	$437,761	$372,523

Equity in earnings of nonconsolidated investments:
EQT Production	36	93	$440	$301	$129
EQT Midstream	1,067	1,155	5,053	2,648	—
Unallocated	19	46	221	150	131

Total	$1,122	$1,294	$5,714	$3,099	$260

Other income:
EQT Midstream	$550	$3,383	$5,678	$7,253	$1,149
Distribution	40	141	555	392	293

Total	$590	$3,524	$6,233	$7,645	$1,442

Other than temporary impairment of available-for-sale securities	—	—	(7,835)	—	—
Gain on sale of available-for-sale securities, net	—	—	—	1,042	—
Interest expense	19,243	13,653	58,394	47,669	48,494
Income taxes	46,612	40,068	154,920	144,395	109,706

Income from continuing operations	71,993	70,520	255,604	257,483	216,025
Income from discontinued operations	—	—	—	—	4,261

Net income	$71,993	$70,520	$255,604	$257,483	$220,286

		December 31,
	March 31, 2009
		2008	2007
	(Thousands)
Segment assets:
EQT Production	$2,490,475	$2,338,695	$1,614,787
EQT Midstream	1,838,953	1,897,872	1,232,348
Distribution	850,887	951,179	906,113

Total operating segments	5,180,315	5,187,746	3,753,248
Headquarters assets, including cash and short-term investments	138,620	141,916	183,723

Total assets	$5,318,935	$5,329,662	$3,936,971

	Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006
	(Thousands)		(Thousands)
Depreciation, depletion and amortization:
EQT Production	$26,433	$18,121	$78,234	$62,084	$53,471
EQT Midstream	12,238	7,218	34,802	26,333	25,822
Distribution	5,438	5,053	22,055	20,021	19,938
Other	480	373	1,725	1,364	891

Total	$44,589	$30,765	$136,816	$109,802	$100,122

Expenditures for segment assets:
EQT Production(d)	$137,436	$96,463	$700,745	$328,080	$205,047
EQT Midstream(d)	62,173	95,565	593,564	433,719	146,512
Distribution	6,776	7,605	45,770	41,684	48,721
Other	1,330	381	3,917	1,276	2,814

Total	$207,715	$200,014	$1,343,996	$804,759	$403,094

(a)
Intersegment revenues primarily represent natural gas sales from EQT Production to EQT Midstream and transportation activities between EQT Midstream and Distribution.

(b)
Unallocated expenses and income consist primarily of incentive compensation and administrative costs that are not allocated to the operating segments.

(c)
In 2007 operating income the Company recognized a gain on the sale of assets of $126.1 million. This net gain included a gain of $129.2 million on the sale of oil and gas properties by EQT Production and loss of $3.1 million on the contribution of assets by EQT Midstream. See Footnote 5 in December 31, 2008 Form 10-K.

(d)
Expenditures for segment assets for the year ended December 31, 2007 include $24.4 million and $3.7 million, in the EQT Production and EQT Midstream segments, respectively, for the acquisition of additional working interest and related gathering assets in the Roaring Fork area.

 RISK FACTORS

        Any investment in the notes involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus supplement and the accompanying prospectus before deciding whether to purchase the notes. In addition, you should carefully consider, among other things, the matters discussed under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2008, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference to the prospectus accompanying this prospectus supplement. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See "Forward-Looking Statements."

Risks Related to This Offering

Our debt is structurally subordinated to the debt and other liabilities of our subsidiaries.

        The notes are obligations exclusively of EQT Corporation. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our debt is "structurally subordinated" to all existing and future debt, trade creditors, and other liabilities of our subsidiaries. Our rights, and hence the rights of our creditors, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise would be subject to the prior claims of that subsidiary's creditors, except to the extent that our claims as a creditor of such subsidiary may be recognized. The indenture governing the notes does not restrict our or our subsidiaries' ability to incur indebtedness, including secured indebtedness, to pay dividends or make distributions on, or redeem or repurchase our equity securities, or to engage in highly leveraged transactions that would increase the level of our indebtedness. As of December 31, 2008, we did not have any subsidiary debt, excluding intercompany debt.

We depend upon our subsidiaries to service our debt.

        Our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. Our subsidiaries are separate and distinct legal entities. They have no obligation to pay any amounts due under the notes or to provide us with funds for our payment obligations. Payment to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and other business considerations.

Our substantial indebtedness could adversely affect our financial condition.

        We have a significant amount of indebtedness, which could limit our ability to obtain additional financing for working capital, capital expenditures, stock repurchases, acquisitions, debt service requirements or other purposes. It may also increase our vulnerability to adverse economic, market and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business operations or to our industry overall, and place us at a disadvantage in relation to our competitors that have lower debt levels. Any or all of the above events and/or factors could have an adverse effect on our results of operations and financial condition.

We may issue additional notes.

        Under the terms of the indenture that governs each series of the notes, including the notes offered hereby, we may from time to time without notice to, or the consent of, the holders of the applicable series of notes, create and issue additional notes of a new or existing series, which notes, if of an existing series, will be equal in rank to the notes of that series in all material respects so that the new notes may be consolidated and form a single series with such notes and have the same terms as to status, redemption or otherwise as such notes.

Redemption may adversely affect your return on the notes.

        The notes are redeemable at our option, and therefore we may choose to redeem the notes at times when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the proceeds you receive from the redemption in a comparable security at an effective interest rate as high as the interest rate on your notes being redeemed.

There is no public market for the notes.

        We can give no assurances concerning the liquidity of any market that may develop for the notes offered hereby, the ability of any investor to sell the notes, or the price at which investors would be able to sell them. If a market for the notes does not develop, investors may be unable to resell the notes for an extended period of time, if at all. If a market for the notes does develop, it may not continue or it may not be sufficiently liquid to allow holders to resell any of the notes. Consequently, investors may not be able to liquidate their investment readily, and lenders may not readily accept the notes as collateral for loans.

 FORWARD-LOOKING STATEMENTS

        Disclosures in this prospectus supplement and the documents incorporated by reference herein contain certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Statements that do not relate strictly to historical or current facts are forward-looking and usually identified by the use of words such as "anticipate," "estimate," "forecasts," "approximate," "expect," "project," "intend," "plan," "believe," "will," "may" and other words of similar meaning in connection with any discussion of future operating or financial matters. Without limiting the generality of the foregoing, forward-looking statements contained in this prospectus supplement and the documents incorporated by reference herein include the matters discussed in the sections captioned "Outlook" in Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Quarterly Report on Form 10-Q for the three months ended March 31, 2009 and our expectations of plans, strategies, objectives and growth and anticipated financial and operational performance, including guidance regarding our drilling and infrastructure programs, production and sales volumes, reserves, capital expenditures, financing requirements, hedging strategy, and tax position. These statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. We have based these forward-looking statements on current expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect our operations, performance and results and the forward-looking statements include, but are not limited to, those set forth under Item 1A, "Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

        Any forward-looking statement applies only as of the date on which such statement is made, and we do not intend to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering, after deducting underwriters' discounts and estimated offering expenses of approximately $5,666,000, will be approximately $692,010,000. We intend to use the net proceeds from this offering to repay all of the amount outstanding under our revolving credit facility. Any net proceeds from this offering in excess of the amount outstanding under our revolving credit facility will be used for other general corporate purposes. As of May 8, 2009, we had approximately $271.0 million outstanding under our revolving credit facility. The credit facility currently bears interest at the fixed LIBOR rate plus 27 basis points and is scheduled to mature on October 26, 2011, but may be extended for two additional one-year terms; however, these extensions require the approval of 51% of the lenders underwriting the credit facility. Some of the underwriters of this offering or their affiliates are lenders under our revolving credit facility and, upon application of the net proceeds from the offering of the notes, will receive their proportionate share of the credit facility being repaid.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2009 on a historical basis and as adjusted to give effect to this offering and the application of the net proceeds of this offering as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in our quarterly report on Form 10-Q for the three months ended March 31, 2009, which is incorporated by reference in the prospectus accompanying this prospectus supplement.

	As of March 31, 2009
	Historical	As Adjusted
	(in thousands)
Cash and cash equivalents	$—	$341,043

Debt:
Revolving Credit Facility(1)	$350,967	$—	(1)
Existing senior notes	1,253,500	1,253,500
Notes offered hereby	—	700,000

Total debt	$1,604,467	$1,953,500	(1)

Stockholders' equity:
Preferred stock, no par value: 3,000,000 shares authorized; none issued	—	—
Common stock, no par value: Authorized 320,000,000 shares; 130,897,388 issued and outstanding	948,376	948,376
Retained earnings	1,696,957	1,696,957
Accumulated other comprehensive income	15,885	15,885
Less: Treasury stock at cost	(482,891)	(482,891)

Total stockholders' equity	$2,178,327	$2,178,327

Total capitalization	$3,782,794	$4,131,827	(1)

(1)
As of May 8, 2009, we had approximately $271.0 million outstanding under our revolving credit facility.

 DESCRIPTION OF NOTES

        The following description is only a summary of certain provisions of the Indenture and the notes, copies of which are available upon request to us at the address set forth under "Where You Can Find More Information." In this summary, the term EQT refers only to EQT Corporation and not to any of its subsidiaries or affiliates. You can find the definitions of capitalized terms used in this description under the subheading "Certain Definitions." Certain defined terms used in this description but not defined below under "Certain Definitions" have the meanings assigned to them in the Indenture. We urge you to read the Indenture and the notes because they, and not this description, define your rights as holders of the notes.

General

        EQT will issue the notes as a series of debt securities under a base indenture, dated as of March 18, 2008, between EQT, as successor, and The Bank of New York Mellon, as trustee (the "Trustee"), as supplemented by a third supplemental indenture to be entered into between EQT and the Trustee. The term "Indenture" in this description of notes refers to the base indenture as supplemented by the supplemental indenture.

        The notes will mature on June 1, 2019. Interest on the notes will accrue at the rate of 8.125% per year and will be payable semi-annually in arrears on each June 1, and December 1, commencing on December 1, 2009. EQT will make each interest payment to the holders of record of the notes on the immediately preceding May 15 and November 15. The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

        The notes will be senior, unsecured obligations of EQT and will rank equally with all of EQT's other existing and future unsecured and unsubordinated indebtedness. The notes will be represented by Global Securities, which will be deposited with, or on behalf of, DTC, New York, New York, and registered in the name of DTC's nominee. Each note represented by a Global Security is referred to herein as a "Book-Entry Note."

        The Indenture does not limit the amount of notes or other debt securities of EQT that may be issued under the Indenture. EQT may also at any time and from time to time, without notice to or consent of the holders, issue additional debt securities of the same tenor, coupon and other terms as the notes (except for the issue date and public offering price), so that such debt securities and the notes offered pursuant to this prospectus supplement and the accompanying prospectus shall form a single series. References herein to the notes shall include (unless the context otherwise requires) any further notes issued as described in this paragraph.

        Unless otherwise provided and except with respect to Book-Entry Notes, principal of and premium, if any, and interest, if any, on the notes will be payable, and the transfer of notes will be registrable, at the Corporate Trust Office of the Trustee, except that, at the option of EQT, interest may be paid by mailing a check to the holder of the notes entitled thereto or, in accordance with arrangements satisfactory to the Trustee, at the option of the holder of the notes by wire transfer to an account designated by such holder.

        For a description of payments of principal of, and premium, if any, and interest on, and transfer of, Book-Entry Notes and exchanges of Global Securities representing Book-Entry Notes, see "Book-Entry, Delivery and Form."

        The notes will be issued only in fully registered form without coupons only in denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

Optional Redemption

        We may redeem the notes at our option, at any time or from time to time, in whole or in part, at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption; and

  •
  the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30 day months) at the applicable Treasury Rate plus 50 basis points plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

        For purposes of determining the optional redemption price, the following definitions are applicable:

        "Treasury Rate" means, with respect to any redemption date for the notes, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

        The Treasury Rate will be calculated on the third business day preceding the redemption date.

        "Comparable Treasury Issue" means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("remaining life") of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date:

  •
  the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or

  •
  if the Independent Investment Banker is unable to obtain at least five such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained by the Independent Investment Banker.

        "Independent Investment Banker" means one of Banc of America Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC as specified by us, or if these firms are unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

        "Reference Treasury Dealer" means Banc of America Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and a Primary Treasury Dealer (as defined below) selected by Wachovia Capital Markets, LLC or their affiliates which are primary U.S. government securities dealers (and their respective successors), provided however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date for the notes, an average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue for the notes (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption. If fewer than all of the notes are to be redeemed, the Trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the Trustee deems fair and appropriate.

        Except as set forth above, the notes will not be redeemable by EQT prior to maturity and will not be entitled to the benefit of any sinking fund.

Certain Covenants

        The Indenture will contain certain covenants, including, among others, those described below. Except as set forth below, EQT will not be restricted by the Indenture from incurring any type of indebtedness or other obligation, from paying dividends or making distributions on its capital stock or purchasing or redeeming its capital stock. In addition, the Indenture will not contain any provisions that would require EQT to repurchase or redeem or otherwise modify the terms of any of the notes upon a change in control or other events involving EQT which may adversely affect the creditworthiness of the notes. The Indenture will not restrict the ability of EQT or its subsidiaries to transfer assets to and among EQT's subsidiaries.

Restriction on Liens

        The Indenture will provide that EQT will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any Debt which is secured by a mortgage, pledge, security interest or lien (any mortgage, pledge, security interest or lien being hereinafter referred to as a "lien" or "liens") upon any Principal Property of EQT or of any Restricted Subsidiary or upon any shares of stock or Debt issued by any Restricted Subsidiary, whether now owned or hereafter acquired, without in any such case effectively providing that the notes (together with, if EQT so determines, any other indebtedness of or guaranty by EQT or such Restricted Subsidiary then existing or thereafter created which is not subordinated to the notes) will be secured equally and ratably with (or at EQT's option, prior to) such secured Debt so long as such Debt is so secured; provided, however, that the foregoing will not restrict or apply to (and there shall be excluded from secured Debt in any computation under this covenant) Debt secured by:

  •
  liens on property of, or shares of stock or Debt issued by, any Subsidiary existing at the time such Subsidiary becomes a Restricted Subsidiary; provided, that such lien has not been incurred in connection with the transfer by EQT or a Restricted Subsidiary of a Principal Property to such Subsidiary unless EQT, within 180 days of the effective date of such transfer, applies or causes a Restricted Subsidiary to apply an amount equal to the fair value, as determined by the Board of Directors, of such Principal Property at the time of such transfer, to the retirement of the notes or other Debt of EQT (other than Debt subordinated to the notes), or Debt of any Restricted Subsidiary (other than Debt owed to EQT or any Restricted Subsidiary), having a stated maturity:
  •
  more than 12 months from the date of such application; or

  •
  which is extendable at the option of the obligor thereon to a date more than 12 months from the date of such application;

  •
  liens on any property or shares of stock or Debt existing at the time of acquisition thereof by EQT or a Restricted Subsidiary (including acquisition through merger or consolidation) or liens to secure the payment of all or any part of the purchase price or construction cost thereof or to secure any Debt incurred prior to, at the time of, or within 180 days after, the acquisition of such property, shares of stock or Debt or the completion of any such construction, whichever is later, for the purpose of financing all or any part of the purchase price or construction cost thereof;

  •
  liens on any property to secure all or any part of the cost of development, construction, alteration, repair or improvement of all or any portion of such property, or to secure Debt incurred prior to, at the time of, or within 180 days after, the completion of such development, construction, alteration, repair or improvement, whichever is later, for the purpose of financing all or any part of such cost;

  •
  liens which secure Debt owed by a Restricted Subsidiary to EQT or to another Restricted Subsidiary or by EQT to a Restricted Subsidiary so long as the Debt is held by EQT or a Restricted Subsidiary;

  •
  liens securing Debt of a corporation or other Person which becomes a successor of EQT in accordance with the terms of the Indenture other than Debt incurred by such corporation or other Person in connection with a consolidation, merger or sale of assets in accordance with the terms of the Indenture;

  •
  liens on property of EQT or a Restricted Subsidiary in favor of the United States or any state thereof, or any department, agency or instrumentality or political subdivision of the United States or any state thereof, or in favor of any other country or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price or the cost of construction, alteration, repair or improvement of the property subject to such liens (including, but not limited to, liens incurred in connection with pollution control, industrial revenue or similar financing), or in favor of any trustee or mortgagee for the benefit of holders of indebtedness of any such entity incurred for any such purpose;

  •
  liens securing Debt which is payable, both with respect to principal and interest, solely out of the proceeds of oil, gas, coal or other minerals to be produced from the property subject thereto and to be sold or delivered by EQT or a Subsidiary, including any interest of the character commonly referred to as a "production payment";

  •
  liens created or assumed by a Subsidiary on oil, gas, coal or other mineral property, owned or leased by a Subsidiary, to secure Debt of such Subsidiary for the purpose of developing such property, including any interest of the character commonly referred to as a "production payment"; provided, however, that neither EQT nor any Subsidiary shall assume or guarantee such Debt or otherwise be liable in respect thereof; or

  •
  any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien referred to in the foregoing bullets or of any Debt secured thereby; provided, that such extension, renewal or replacement lien will be limited to all or any part of the same property that secured the lien extended, renewed or replaced (plus any improvements and construction on such property) and will secure no larger amount of Debt than that which had been so secured at the time of such extension, renewal or replacement and, in the case of the fourth bullet above, that the Debt being secured thereby is being secured for the same type of Person as the Debt being replaced.

        The Indenture will also provide that EQT and any Restricted Subsidiary may issue debt secured by liens not permitted by the preceding bullets if at the time incurring such lien, the aggregate amount of the related Debt plus all other Debt of EQT and its Restricted Subsidiaries secured by liens which would otherwise be subject to the foregoing restrictions after giving effect to the retirement of any Debt which is currently being retired (not including Debt permitted to be secured under the preceding bullets), plus the aggregate Attributable Debt (determined as of the time of incurring such lien) of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions permitted by the first two bullets below) and in existence at the time of incurring such lien (less the aggregate amount of proceeds of such Sale and Leaseback Transactions which has been applied) in accordance with the third bullet below, does not exceed 10% of Consolidated Net Tangible Assets.

Restriction on Sale and Leaseback Transactions

        The Indenture will further provide that EQT will not, and will not permit any Restricted Subsidiary to, enter into any arrangement after the closing of this offering with any bank, insurance company or other lender or investor (other than EQT or another Restricted Subsidiary) providing for the leasing as lessee by EQT or a Restricted Subsidiary of any Principal Property (except a lease for a term not to exceed three years by the end of which term it is intended that the use of such Principal Property by the lessee will be discontinued and a lease which secures or relates to industrial revenue or pollution control bonds or similar financing), which was or is owned by EQT or a Restricted Subsidiary and which has been or is to be sold or transferred by EQT or a Restricted Subsidiary to such Person more than 180 days after the completion of construction and commencement of full operation of such property by EQT or such Restricted Subsidiary, to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such Principal Property (herein referred to as a "Sale and Leaseback Transaction"), unless:

  •
  EQT or such Restricted Subsidiary would, at the time of entering into such Sale and Leaseback Transaction, be entitled as described in the nine bullets set forth under "Restrictions on Liens" above, without equally and ratably securing the notes, to issue, assume or guarantee Debt secured by a lien on such Principal Property in the amount of the Attributable Debt arising from such Sale and Leaseback Transaction; or

  •
  the Attributable Debt of EQT and its Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions (other than such Sale and Leaseback Transactions as are permitted as described in the bullet above or the bullet below), plus the aggregate principal amount of Debt secured by liens on Principal Properties then outstanding (not including any such Debt secured by liens described in the nine bullets set forth under "Restrictions on Liens" above) which do not equally and ratably secure the notes, would not exceed 10% of Consolidated Net Tangible Assets; or

  •
  EQT, within 180 days after any such sale or transfer, applies or causes a Restricted Subsidiary to apply an amount equal to the greater of the net proceeds of such sale or transfer or the fair value, as determined by the Board of Directors, of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction to the retirement of the notes or other Debt of EQT (other than Debt subordinated to the notes), or Debt of any Restricted Subsidiary (other than Debt owed to EQT or any Restricted Subsidiary), having a stated maturity:
  •
  more than 12 months from the date of such application; or

  •
  which is extendable at the option of the obligor thereon to a date more than 12 months from the date of such application;

provided, that the amount to be so applied will be reduced by (i) the principal amount of notes delivered to the Trustee for retirement and cancellation within 180 days after such sale or transfer, and (ii) the principal amount of any such Debt of EQT or a Restricted Subsidiary other than the notes voluntarily retired by EQT or a Restricted Subsidiary within 180 days after such sale or transfer.

        Notwithstanding the foregoing, no retirement referred to in the third bullet above may be effected by payment at Maturity.

        Notwithstanding the foregoing, where the Company or any Restricted Subsidiary is the lessee in any Sale and Leaseback Transaction, Attributable Debt shall not include any Debt resulting from the guarantee by the Company or any other Restricted Subsidiary of the lessee's obligation thereunder.

Merger, Consolidation and Sale of Assets

        EQT will not consolidate or merge with or into any other entity, or sell other than for cash or lease its assets substantially as an entirety to another entity, or purchase the assets of another entity substantially as an entirety, unless:

  •
  either EQT shall be the continuing entity, or the successor, transferee or lessee entity (if other than EQT) shall expressly assume prior to or simultaneously with such consolidation, merger, sale or lease, all obligations under the Indenture and the notes to be performed or observed by EQT;

  •
  immediately after such consolidation, merger, sale, lease or purchase EQT or the successor, transferee or lessee entity would not be in default in the performance of any covenant or condition of the Indenture; and

  •
  if, as a result of any such consolidation or merger or such sale or lease, properties or assets of EQT would become subject to a lien which would not be permitted by the Indenture, EQT or such successor Person, as the case may be, takes such steps as are necessary to effectively secure the notes equally and ratably with (or prior to) all indebtedness secured thereby.

General Limitations on Payment of Dividends and Making Distributions

        Pennsylvania law prohibits the payment of dividends or the repurchase of our shares if we are insolvent or if we would become insolvent after the dividend or repurchase.

Certain Definitions

        Certain terms used in this description are defined in the Indenture as follows:

        "Attributable Debt" in respect of a Sale and Leaseback Transaction means, as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease involved in such Sale and Leaseback Transaction, as determined in good faith by EQT) of the obligation of the lessee thereunder for net rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, services, insurance, taxes, assessments, water rates or similar charges and any amounts required to be paid by such lessee thereunder contingent upon monetary inflation or the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

        "Consolidated Net Tangible Assets" means the aggregate amount of assets of EQT and its consolidated Subsidiaries (less applicable reserves) after deducting therefrom (a) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (b) all current liabilities except for current maturities of long-term debt, current maturities of capitalized lease obligations, indebtedness for borrowed money having a maturity of less than 12 months from the date of the most recent audited consolidated balance sheet of EQT, but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower and deferred income taxes which are classified as current liabilities, all as reflected in the audited consolidated balance sheet contained in EQT's most recent annual report to its shareholders under Rule 14a-3 of the Exchange Act, prior to the time as of which "Consolidated Net Tangible Assets" is being determined.

        "Debt" means indebtedness for borrowed money.

        "Person" means, except as provided in the Indenture, any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Principal Property" means any manufacturing plant or production, transportation or marketing facility or other similar facility located within the United States (other than its territories and possessions) and owned by, or leased to, EQT or any Restricted Subsidiary, the book value of the real property, plant and equipment of which (as shown, without deduction of any depreciation reserves, on the books of the owner or owners) is not less than 1.5% of Consolidated Net Tangible Assets as of the date on which such facility is acquired or a leasehold interest therein is acquired.

        "Restricted Subsidiary" means any Subsidiary substantially all the property of which is located, or substantially all the business of which is carried on, within the United States (other than its territories and possessions) which shall at the time, directly or indirectly, through one or more Subsidiaries or in combination with one or more other Subsidiaries or EQT, own or be a lessee of a Principal Property.

        "Subsidiary" means, with respect to EQT, a corporation of which more than 50% of the total voting power of the capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of its directors is owned, directly or indirectly, by EQT or by one or more other Subsidiaries or by EQT and one or more other Subsidiaries.

Events of Default

        An Event of Default with respect to the notes is defined as follows:

  •
  failure to pay interest on the notes, which continues for 30 days;

  •
  failure to pay principal of or premium, if any, on the notes at maturity, redemption or otherwise;

  •
  failure to perform or breach of any covenant of EQT in the Indenture (other than a default in the performance or breach of a covenant included in the Indenture solely for the benefit of debt securities of EQT other than the notes offered pursuant to this prospectus), which continues for 60 days after written notice has been given to EQT by the Trustee or to EQT and the Trustee by the holders of at least 25% in aggregate principal amount of the notes;

  •
  failure of EQT to make any payment when due, including any applicable grace period, in respect of indebtedness which is in an amount in excess of $100 million, or the default by EQT with respect to any indebtedness that results in acceleration of indebtedness which is in an amount in excess of $100 million which continues for 30 days after written notice has been given to EQT by the Trustee or to EQT and the Trustee by the holders of at least 25% in aggregate principal amount of the notes; and

  •
  certain events of bankruptcy, insolvency or reorganization of EQT.

        The Indenture provides that, if any Event of Default with respect to the notes occurs and is continuing, either the Trustee or the holders of not less than 25% in principal amount of the notes may declare the principal amount of (and all accrued and unpaid interest on) all notes to be due and payable immediately, but under certain conditions such declaration may be rescinded and annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or premium, if any, or interest, if any, on the notes and certain other specified defaults) may be waived by the holders of not less than a majority in principal amount of the notes on behalf of the holders of all the notes.

        Within 90 days after the occurrence of a default, if known to the Trustee, the Trustee shall give notice to the holders of the notes of the default, unless such default shall have been cured or waived before the giving of such notice, provided, however, that such notice will not be given until at least 30 days after the occurrence of any default in the performance of a covenant in the Indenture other than for the payment of the principal of, premium, if any, or interest on the notes. Except in the case of a default in payment of the principal of, premium, if any, or interest on the notes, the Trustee shall be protected in withholding such notice, if the Trustee in good faith determines that the withholding of such notice is in the interests of the holders. For purposes of the provision described in this paragraph, the term default with respect to any notes means any event which is, or after notice or lapse of time or both, would become an "Event of Default" specified in the Indenture with respect to the notes.

        The Trustee is required, during a default, to act with the standard of care provided in the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Indenture provides that the holders of a majority in principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the notes. However, the Indenture contains a provision entitling the Trustee to be indemnified to its satisfaction by holders of the notes before proceeding to exercise any right or power vested in it under the Indenture at the request or direction of the holders of the notes. The terms of the indemnification required by the Trustee will depend on the nature of the right or power requested or directed to be exercised by the holders and the circumstances that exist at that time. Generally, the Trustee would expect to be fully protected for all actions.

        We will periodically file statements with the trustee regarding our compliance with the covenants in the Indenture.

Modification and Waiver

        Modifications and amendments may be made by EQT and the Trustee to the Indenture, without the consent of any holder of the notes, to, among other things:

  •
  add to the covenants and agreements of EQT and to add Events of Default, in each case for the protection or benefit of the Holders;

  •
  evidence the succession of another corporation to EQT, or successive successions, and the assumption by such successor of the covenants and obligations of EQT;

  •
  to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee and to add to or change any of the provisions of this Indenture as shall be necessary for or facilitate the administration of the trusts hereunder by more than one Trustee;

  •
  secure the notes or to add guarantors or co-obligors with respect to the notes;

  •
  to cure any ambiguity or to correct or supplement any provision contained in the Indenture which may be defective or inconsistent with any other provision in the Indenture;

  •
  to add to or change or eliminate any provision of this Indenture as shall be necessary or desirable in accordance with any amendments to the Trust Indenture Act;

  •
  make any change that does not adversely affect in any material respect the interests of the holders of the notes;

  •
  to provide for uncertificated securities in addition to certificated securities; or

  •
  to permit or facilitate the defeasance and discharge of the notes provided that any such action shall not adversely affect the interests of the holders of the notes or any other series of securities issued under the Indenture.

        The Indenture contains provisions permitting EQT and the Trustee, with the consent of the holders of a majority in aggregate in principal amount of the notes to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of the notes, except that no such supplemental indenture may, without the consent of the holder of each note affected thereby:

  •
  change the Stated Maturity of the principal of, or any installment of interest on, the notes, or reduce the principal amount thereof or interest thereon or any premium payable on redemption of the notes or change the currency in which the principal of and premium, if any, or interest on the notes is denominated or payable;

  •
  reduce the percentage in principal amount of the notes, the consent of whose holders is required for any supplemental indenture or for waiver of compliance with certain provisions of the Indenture or certain defaults thereunder; or

  •
  reduce the percentage of holders of the notes required to consent to any waiver of defaults, covenants or supplemental indentures.

        The holders of a majority in aggregate principal amount of the outstanding notes may, on behalf of all the holders of all notes:

  •
  waive compliance by EQT with certain restrictive provisions of the Indenture, as detailed in the Indenture; or

  •
  waive any past default or event of default under the Indenture and its consequences, except a default or event of default in the payment of any amount due with respect to any note, or in respect of any provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Satisfaction and Discharge

        The Indenture will cease to be of further effect if:

  •
  all notes (other than destroyed, lost or stolen notes which have been replaced or paid and notes, the payment for which has been held in trust and thereafter repaid to EQT or discharged from such trust) have been delivered to the Trustee for cancellation; or

  •
  all notes not previously delivered to the Trustee for cancellation have become due and payable or are by their terms to become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and EQT has deposited with the Trustee, as trust funds, an amount sufficient to pay and discharge the entire indebtedness on the notes for principal and any premium and interest to the date of such deposit or to maturity or redemption, as the case may be; provided, however, in the event a bankruptcy petition is filed with respect to EQT within 91 days after the deposit and the Trustee is required to return the moneys then on deposit with the Trustee to EQT, obligations of EQT under the Indenture will not be deemed terminated or discharged.

        Such trust may only be established if:

  •
  EQT has paid or caused to be paid all other sums payable by EQT under the Indenture; and

  •
  EQT has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

        The Indenture provides that EQT has the option to discharge its indebtedness represented by such notes or to cease to be obligated to comply with certain covenants under the Indenture. EQT, in order to exercise such option, will be required to deposit with the Trustee money and/or U.S. government obligations which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient, to pay the principal of and premium, if any, and interest on, the notes at the stated maturity of such payments in accordance with the terms of the Indenture and such notes, provided, however, in the case of the notes being discharged, in the event a bankruptcy petition is filed with respect to EQT within 91 days after the deposit and the Trustee is required to return the money and/or U.S. government obligations then on deposit with the Trustee to EQT, such indebtedness will not be deemed discharged.

        Such trust may only be established if:

  •
  no default or event that with notice or lapse of time or both would become an event of default shall have occurred and be continuing on the date of such deposit (other than a default resulting from the borrowing of funds and the grant of any related liens to be applied to such deposit);

  •
  EQT has delivered to the Trustee:
  •
  an opinion of counsel, stating that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of EQT's exercise of this defeasance option and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if EQT had not exercised this option; and

  •
  in the case of the notes being discharged, accompanied by a ruling to that effect received from or published by the U.S. Internal Revenue Service.

Trustee

        The Trustee may resign or be removed with respect to the notes and a successor trustee may be appointed to act with respect to such notes.

Book-Entry, Delivery and Form

        The notes will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons. Upon issuance, the notes will be deposited with The Bank of New York Mellon, as trustee, as custodian for The Depository Trust Company in New York, New York (which we refer to as "DTC"), and registered in the name of DTC or its nominee.

        Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, which we refer to as "participants," or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

        So long as DTC, or its nominee, is the registered owner or holder of any of the notes, DTC or that nominee as the case may be, will be considered the sole owner or holder of such notes represented by the global note for all purposes under the Indenture and the notes. No beneficial owner of an interest in a global note will be able to transfer such interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

        Payments of the principal of, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the trustees, any paying agent, or we will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and procedures and will be settled in same-day funds.

        We expect that DTC will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in a global note is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the applicable global note for certificated notes, which it will distribute to its participants.

        A global note is exchangeable for definitive notes in registered certificated form if:

  •
  DTC (i) notifies us that it is unwilling or unable to continue as depositary for the global notes, and we fail to appoint a successor depositary, or (ii) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934;

  •
  at our option, we notify the trustees in writing that we have elected to cause the issuance of the certificated securities; or

  •
  there has occurred and is continuing a default or event of default with respect to the notes.

        In addition, beneficial interests in a global note may be exchanged for certificated securities upon prior written notice given to the trustees by or on behalf of DTC in accordance with the Indenture.

        In all cases, certificated securities delivered in exchange for any global note beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures). Certificated securities may be presented for registration, transfer and exchange at The Bank of New York Mellon, New York, New York, or the office or agency designated for such purpose.

        DTC has advised us that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly, whom we refer to as indirect participants.

        Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the trustee, the paying agent, or we will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Payment

        We will make payments in respect of the notes (including principal, interest and premium, if any) at the Corporate Trust Office of the Trustee except that, at the option of EQT, we will make payments of interest by check mailed to the registered address of the holder of the notes entitled thereto or, in accordance with arrangements satisfactory to the Trustee, at the option of the holder of the notes by wire transfer to an account designated by such holder.

Euroclear and Clearstream

        Investors may hold interests in the notes outside the United States through Euroclear or Clearstream if they are participants in those systems, or indirectly through organizations which are participants in those systems. Euroclear and Clearstream will hold interests on behalf of their participants through customers' securities accounts in Euroclear's and Clearstream's names on the books of their respective depositaries which in turn will hold such positions in customers' securities accounts in the names of the nominees of the depositaries on the books of DTC. At the present time J.P. Morgan Chase Bank, N.A. will act as U.S. depositary for Euroclear, and Citibank, National Association will act as U.S. depositary for Clearstream. All securities in Euroclear or Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

        The following is based on information furnished by Euroclear or Clearstream, as the case may be.

        Euroclear has advised us that:

  •
  It was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash;

  •
  Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries;

  •
  Euroclear is operated by Euroclear Bank S.A./ N.V., as operator of the Euroclear System (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative");

  •
  The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include underwriters of securities offered by this general prospectus supplement;

  •
  Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly;

  •
  Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions");

  •
  The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants;

  •
  Distributions with respect to securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

        Clearstream has advised us that:

  •
  It is incorporated under the laws of Luxembourg as a professional depositary and holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates;

  •
  Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries;

  •
  As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute;

  •
  Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include underwriters of securities offered by this prospectus supplement;

  •
  Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly;

  •
  Distributions with respect to the securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

        We have provided the following descriptions of the operations and procedures of Euroclear and Clearstream solely as a matter of convenience. These operations and procedures are solely within the control of Euroclear and Clearstream and are subject to change by them from time to time. Neither we, the underwriters nor the Trustee take any responsibility for these operations or procedures, and you are urged to contact Euroclear or Clearstream or their respective participants directly to discuss these matters.

        Secondary market trading between Euroclear participants and Clearstream participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

        Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected within DTC in accordance with DTC's rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures. Euroclear participants and Clearstream participants may not deliver instructions directly to their respective U.S. depositaries.

        Because of time-zone differences, credits of securities received in Euroclear or Clearstream as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits, or any transactions in the securities settled during such processing, will be reported to the relevant Euroclear participants or Clearstream participants on that business day. Cash received in Euroclear or Clearstream as a result of sales of securities by or through a Euroclear participant or a Clearstream participant to a DTC participant will be received with value on the business day of settlement in DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

        The following discussion is a summary of certain material U.S. federal income tax consequences of an investment in the notes. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their special circumstances or taxpayers subject to special treatment under U.S. federal income tax laws (including dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons who hold notes as part of a hedging, integrated, straddle, conversion or constructive sale transaction, persons subject to the alternative minimum tax, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, U.S. expatriates, controlled foreign corporations, or passive foreign investment companies). This discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation or any aspect of state, local or foreign taxation. In addition, this discussion deals only with certain U.S. federal income tax consequences to a holder that acquires the notes in the initial offering at their issue price and holds the notes as capital assets.

        This summary is based on current U.S. federal income tax law, which is subject to change, possibly with retroactive effect.

        EACH PROSPECTIVE PURCHASER OF THE NOTES SHOULD CONSULT ITS TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.

        A "U.S. Holder" is a beneficial owner of a note that is, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        A "Non-U.S. Holder" is a beneficial owner of a note that is not a U.S. Holder or a partnership. If a partnership holds a note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a note should consult its tax advisor concerning the U.S. federal income and other tax consequences.

Tax Consequences to U.S. Holders

         Interest.    Interest on a note generally will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder's method of tax accounting.

         Sale, Exchange, Retirement or Other Disposition of a note.    A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other taxable disposition of a note in an amount equal to the difference between (i) the amount realized (except to the extent such amount is attributable to accrued interest, which will be taxable as ordinary interest income to the extent such interest has not been previously included in income) and (ii) such U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note will generally equal the cost of the note to such holder. Such capital gain or loss will be long-term capital gain or loss if the note was held for more than one year at the time of disposition. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to significant limitations.

Tax Consequences to Non-U.S. Holders

         Interest.    Subject to the discussion below concerning backup withholding, no U.S. federal income or withholding tax generally will apply to a payment of interest on a note to a Non-U.S. Holder, provided that

  (i)
  such interest is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder;

  (ii)
  such Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

  (iii)
  such Non-U.S. Holder is not a controlled foreign corporation directly or indirectly related to us through stock ownership;

  (iv)
  such Non-U.S. Holder is not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the U.S. Internal Revenue Code;

  (v)
  either (A) such Non-U.S. Holder provides its name and address, and certifies on IRS Form W-8BEN (or a substantially similar form), under penalties of perjury, that it is not a U.S. person or (B) a securities clearing organization or certain other financial institutions holding the note on behalf of the Non-U.S. Holder certifies on IRS Form W-8IMY, under penalties of perjury, that such certification has been received by it and furnishes us or our paying agent with a copy thereof; and

  (vi)
  we or our paying agent do not have actual knowledge or reason to know that the beneficial owner of the note is a U.S. person.

        If all of the foregoing requirements are not met, payments of interest on a note generally will be subject to U.S. federal withholding tax at a 30% rate (or a lower applicable treaty rate, provided certain certification requirements are met), subject to the discussion below concerning interest that is effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States.

         Sale, Exchange, Retirement or Other Disposition of a note.    Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the receipt of payments of principal on a note, or on any gain recognized upon the sale, exchange, retirement or other disposition of a note, unless in the case of gain (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if a treaty applies (and the holder complies with applicable certification and other requirements to claim treaty benefits), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States or (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met.

         United States Trade or Business.    If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest or gain on a note is effectively connected with the conduct of such trade or business and, if a treaty applies (and the holder complies with applicable certification and other requirements to claim treaty benefits), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the receipt or accrual of such interest or the recognition of gain on the sale or other taxable disposition of the note in the same manner as if such holder were a U.S. person. Such interest or gain recognized by a corporate Non-U.S. Holder may also be subject to an additional U.S.

federal branch profits tax at a 30% rate (or, if applicable, a lower treaty rate). In addition, any such gain will not be subject to withholding tax and any such interest will not be subject to withholding tax if the Non-U.S. Holder delivers to us a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. Non-U.S. Holders should consult their tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes.

Backup Withholding and Information Reporting

         U.S. Holders.    Payments of interest on, or the proceeds of the sale or other disposition of, a note are generally subject to information reporting unless the U.S. Holder is an exempt recipient (such as a corporation). Such payments may also be subject to U.S. federal backup withholding tax at the applicable rate if the recipient of such payment fails to supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise fails to establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that U.S. Holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service (the "IRS").

         Non-U.S. Holders.    A Non-U.S. Holder may be required to comply with certain certification procedures to establish that the holder is not a U.S. person in order to avoid information reporting and backup withholding tax with respect to our payment of principal and interest on, or the proceeds of the sale or other disposition of, a note. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder's U.S. federal income tax liability provided the required information is furnished to the IRS. In certain circumstances, the name and address of the beneficial owner and the amount of interest paid on a note, as well as the amount, if any, of tax withheld may be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

 UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to the underwriters named below, for whom Banc of America Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC are acting as representatives, the following respective principal amounts of the notes:

Underwriter	Principal Amount of Notes
Banc of America Securities LLC	$126,000,000
Barclays Capital Inc.	126,000,000
Citigroup Global Markets Inc.	126,000,000
J.P. Morgan Securities Inc.	126,000,000
Wachovia Capital Markets, LLC	70,000,000
BMO Capital Markets Corp.	21,000,000
Mitsubishi UFJ Securities (USA), Inc.	21,000,000
PNC Capital Markets LLC	21,000,000
SunTrust Robinson Humphrey, Inc.	21,000,000
BNP Paribas Securities Corp.	10,500,000
Deutsche Bank Securities Inc.	10,500,000
RBS Securities Inc.	10,500,000
SG Americas Securities, LLC	10,500,000

Total	$700,000,000

        The underwriting agreement provides that the underwriters severally agree to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

        Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.400% of the principal amount of each note. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.250% of the of the principal amount of the notes. After the initial offering of the notes, the underwriters may change the offering price.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of an officer's certificate and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The expenses of the offering, not including the underwriting discount, are estimated to be $1,116,000, and are payable by us.

New Issue of Notes

        The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the notes may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of notes may be offered to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of notes described in this prospectus supplement located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the expression may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The sellers of the notes have not authorized and do not authorize the making of any offer of the notes through any final intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

United Kingdom

        This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as Relevant Persons). This prospectus supplement, the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

Price Stabilization and Short Positions

        In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If an underwriter creates a short position in the notes in connection with the offering, i.e., if it sells more notes than are on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        The underwriters and their affiliates have engaged in, and may in the future engage in commercial and investment banking, lending, advisory, financial hedging and other services in the ordinary course of business with us. They have received and may in the future receive customary fees and commissions for these transactions. Certain of the underwriters or their affiliates are lenders under our revolving credit facility. As described under "Use of Proceeds," we intend to use the net proceeds from this offering to repay all of the amount outstanding under our revolving credit facility. Certain of the underwriters or their affiliates may receive proceeds from this offering if they are lenders under our revolving credit facility. Because more than 10% of the net proceeds of this offering will be paid to affiliates of the underwriters, this offering is being made in compliance with Rule 5110(h) of the Financial Industry Regulatory Authority ("FINRA") Rules.

 LEGAL MATTERS

        The validity of the notes offered in this offering and certain other legal matters will be passed upon for us by Buchanan Ingersoll & Rooney PC, Pittsburgh, Pennsylvania and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

        The consolidated financial statements of EQT Corporation appearing in EQT Corporation's Annual Report (Form 10-K) for the year ended December 31, 2008 (including the schedule appearing therein) and the effectiveness of EQT Corporation's internal control over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and EQT Corporation management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

EQUITABLE RESOURCES, INC.

Debt Securities

Preferred Stock

Common Stock

        Equitable Resources, Inc., from time to time, may offer, issue and sell unsecured debt securities which may be senior, subordinated or junior subordinated debt securities, preferred stock and common stock. The debt securities and preferred stock may be convertible into or exercisable or exchangeable for our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities. Our common stock is listed on the New York Stock Exchange and trades under the symbol "EQT."

        We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

        This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you make your investment decision.

        This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

        Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated December 19, 2007

        In this prospectus, except as otherwise indicated, "Equitable Resources," "we," "our," and "us" refer to Equitable Resources, Inc. and its consolidated subsidiaries.

i

 ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings.

        This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add information to this prospectus or update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus and any prospectus supplement together with the additional information described under the headings "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect without charge any documents filed by us at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC's website at http://www.sec.gov and on our corporate website at http://www.eqt.com. Information on our website does not constitute part of this prospectus.

        We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC's Public Reference Room in Washington D.C., as well as through the SEC's website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" documents we file with the SEC into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus. Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We incorporate by reference into this prospectus the documents listed below and all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange

Act of 1934, as amended (the "Exchange Act"), prior to the completion of the offering of all securities covered by the respective prospectus supplement:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2006 (filed on February 23, 2007);

  •
  our Quarterly Reports on Form 10-Q for the periods ended March 31, 2007 (filed on April 27, 2007), June 30, 2007 (filed on July 26, 2007) and September 30, 2007 (filed on October 25, 2007);

  •
  our Current Reports on Form 8-K (filed on February 23, 2007, April 16, 2007 (but only with respect to Item 1.01 of such Current Report on Form 8-K), July 5, 2007, July 13, 2007, October 23, 2007 and December 10, 2007);

  •
  our Definitive Proxy Statement on Schedule 14A (filed on March 5, 2007); and

  •
  the descriptions of the common stock set forth in our registration statements filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating those descriptions.

        We will provide, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to:

Equitable Resources, Inc.
225 North Shore Drive
Pittsburgh, Pennsylvania 15212
Attention: Johanna G. O'Loughlin, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Telephone: (412) 553-5700

        You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with different or additional information. We are not offering to sell or soliciting any offer to buy any securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein may contain certain forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Statements that do not relate strictly to historical or current facts are forward-looking and usually identified by the use of words such as "anticipate," "estimate," "should," "may," "will," "forecasts," "approximate," "expect," "project," "intend," "plan," "believe" and other words of similar meaning in connection with any discussion of future operating or financial matters. Without limiting the generality of the foregoing, forward-looking statements contained in this prospectus and the documents incorporated by reference herein include the matters discussed in the sections captioned "Outlook" in Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and of our Quarterly Reports on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007 and the expectations of our and subsidiaries' plans, strategies, objectives, and growth and anticipated financial and operational performance, including guidance regarding our drilling and development and midstream infrastructure programs, production and sales volumes, liquidity, natural gas reserves, capital expenditures, executive compensation, hedging risks, the pending acquisition of The Peoples Natural Gas Company and Hope Gas, Inc., the financing of that acquisition, and our move to a holding company structure. A variety of factors could cause our actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. The risks and uncertainties that may affect the operations, performance and results of our business and forward-looking statements include, but are not limited to, those set forth under Item 1A, "Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

        Any forward-looking statement speaks only as of the date on which such statement is made and we do not intend to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise.

 EQUITABLE RESOURCES, INC.

        We are an integrated energy company, with an emphasis on Appalachian area natural gas supply activities including production and gathering and natural gas distribution and transmission. We offer energy (natural gas, and a limited amount of natural gas liquids and crude oil) products and services to wholesale and retail customers through two business segments: Equitable Supply and Equitable Utilities.

        Equitable Supply.    Equitable Supply's production business develops, produces and sells natural gas and, to a limited extent, crude oil and processes natural gas liquids, in the Appalachian region of the United States. Its gathering business consists of gathering our and third party gas. Equitable Supply generated approximately 64% of our net operating revenues in 2006.

        Equitable Supply's production business, operating through Equitable Production Company and several other affiliates (which we refer to collectively as "Equitable Production"), is the largest owner of proved natural gas reserves in the Appalachian Basin. Our reserves are located entirely in the Appalachian Basin, where Equitable Production operated approximately 12,000 producing wells as of December 31, 2006.

        Equitable Gathering derives its revenues from charges to customers for use of its gathering system in the Appalachian Basin. As of December 31, 2006, the system included approximately 7,100 miles of gathering line located throughout West Virginia, eastern Kentucky and southwestern Virginia. As of December 31, 2006, over 85% of the gathering system volumes were transported to interconnects with three major interstate pipelines: Columbia Gas Transmission, East Tennessee Natural Gas Company and Dominion Transmission. The gathering system also maintains interconnects with Equitrans, the Company's interstate pipeline affiliate. Maintaining these interconnects provides us with access to geographically diverse markets.

        Equitable Utilities.    Equitable Utilities' operations comprise the gathering, transportation, storage, distribution and sale of natural gas. Equitable Utilities has both regulated and nonregulated operations. The regulated activities consist of our state-regulated distribution operations and federally-regulated pipeline and storage operations. The nonregulated activities include the non-jurisdictional marketing of natural gas, risk management activities for us and the sale of energy-related products and services. Equitable Utilities generated approximately 36% of our net operating revenues in 2006.

        Equitable Utilities' distribution operations are carried out by Equitable Gas Company, or Equitable Gas, one of our divisions. The service territory for the distribution operations includes southwestern Pennsylvania, municipalities in northern West Virginia and field line sales, also referred to as farm tap service, in eastern Kentucky and West Virginia. These areas have a rather static population and economy. The distribution operations provided natural gas services to approximately 274,000 customers, comprising 255,400 residential customers and 18,600 commercial and industrial customers as of December 31, 2006. Equitable Gas purchases gas through contracts with various sources including major and independent producers in the Gulf Coast, local producers in the Appalachian area and gas marketers (including an affiliate). These contracts contain various pricing mechanisms, ranging from fixed prices to several different index-related prices.

        Equitable Utilities' interstate pipeline operations are carried out by Equitrans, L.P., or Equitrans. These operations offer gas gathering, transportation, storage and related services to affiliates and third parties in the northeastern United States, including but not limited to, Dominion Resources, Inc., Keyspan Corporation, NiSource, Inc., PECO Energy Company and Amerada Hess Corporation. In 2006, approximately 77% of transportation volumes and approximately 62% of transportation revenues were from affiliates.

        Equitable Utilities' unregulated marketing operations include the non-jurisdictional marketing of natural gas at Equitable Gas, marketing and risk management activities at Equitable Energy, LLC, or

Equitable Energy, and the sale of energy-related products and services by Equitable Homeworks, LLC. Services and products offered by the marketing operations include commodity procurement, delivery and storage services, such as park and loan services, risk management and other services for energy consumers including large industrial, utility, commercial and institutional end-users. Equitable Energy also engages in trading and risk management activities for us. The objective of these activities is to limit our exposure to shifts in market prices and to optimize the use of our assets.

        We were formed under the laws of Pennsylvania by the consolidation and merger in 1925 of two companies, the older of which was organized in 1888. In 1984, our corporate name was changed to Equitable Resources, Inc. Our common stock is listed on the New York Stock Exchange under the symbol "EQT." Our principal and executive offices are located at 225 North Shore Drive, Pittsburgh, Pennsylvania 15212 and our telephone number is (412) 553-5700. Our Internet address is www.eqt.com. Information on our website does not constitute part of this prospectus.

 USE OF PROCEEDS

        We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31,
Nine Months Ended September 30, 2007	2006		2005		2004(1)	2003		2002
8.53x	7.26	x	9.71	x	11.18x	6.66	x	7.87	x

(1)
In the second quarter of 2004, Westport Resources Corporation and Kerr-McGee Corporation completed a merger. We recognized a gain of $217.2 million on the exchange of the Westport shares for Kerr-McGee shares in the merger. If this gain is removed from our earnings, the earnings to fixed charge ratio for the year ended December 31, 2004 would be 6.30.

        For purposes of calculating the ratios, earnings consist of:

  •
  income before income taxes, discontinued operations and cumulative effect of accounting changes;

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  minus equity earnings or losses of non consolidated investments and minority interest;

  •
  plus fixed charges; and

  •
  minus capitalized interest.

        For purposes of calculating the ratios, fixed charges consist of:

  •
  interest on debt and amortization of debt expense;

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  capitalized interest and allowance for borrowed funds used during construction; and

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  the interest portion of rental expense on operating leases.

        As of the date of this prospectus, we have not issued any shares of preferred stock.

 DESCRIPTION OF CAPITAL STOCK

        Set forth below is a summary description of all the material terms of our capital stock. For more information, please see our amended and restated articles of incorporation, or the articles, which are incorporated by reference to the registration statement of which this prospectus forms a part as Exhibit 3.1.

Description of Common Stock

        Our authorized common stock consists of 320,000,000 shares. At December 13, 2007, there were 122,139,186 shares of common stock issued and outstanding. The approximate number of shareholders of record of our common stock as of December 13, 2007 was 3,813.

        Each share of our common stock is entitled to one vote on all matters requiring a vote of shareholders and, subject to the rights of the holders of any outstanding shares of preferred stock, each shareholder is entitled to receive any dividends, in cash, securities or property, as our board may declare. Pennsylvania law prohibits the payment of dividends or the repurchase of our shares if we are insolvent or if we would become insolvent after the dividend or repurchase. In the event of our liquidation, dissolution or winding up, either voluntarily or involuntarily, subject to the rights of the holders of any outstanding shares of preferred stock, holders of common stock are entitled to share pro-rata in all of our remaining assets available for distribution. The common stock issued by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

Description of Preferred Stock

        We currently have authorized 3,000,000 shares of undesignated preferred stock; there are no preferred shares issued and outstanding as of the date of this prospectus. Under Pennsylvania law and our articles, our board is authorized to issue shares of preferred stock from time to time in one or more series without shareholder approval. Subject to limitations prescribed by Pennsylvania law and our articles and by-laws, our board can determine the number of shares constituting each series of preferred stock and the designation, preferences, qualifications, limitations, restrictions, and special or relative rights or privileges of that series.

        Holders of preferred stock have no voting rights for the election of directors and have no other voting rights except as our board may determine pursuant to its authority under our articles and by-laws with respect to any particular series of preferred stock.

        If we offer a specific series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for such offering. This description will include:

  •
  the distinctive serial designation of the series;

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  the annual dividend rate for such series, and the date or dates from which dividends shall commence to accrue;

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  the redemption price or prices, if any, for shares of such series and the terms and conditions on which such shares may be redeemed;

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  the provisions for a sinking, purchase, or similar fund, if any, for the redemption or purchase of shares of the series;

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  the preferential amount or amounts payable upon shares of such series in the event of our voluntary or involuntary liquidation;

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  voting rights, if any, of the preferred stock;

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  the terms and conditions, if any, upon which shares of such series may be converted and the class or classes or series of our securities into which such shares may be converted;

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  the relative seniority, parity or junior rank of such series with respect to other series of preferred stock then or thereafter to be issued;

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  a discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock; and

  •
  any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

        While the terms we have summarized above may generally apply to any shares of preferred stock that we may offer, our board will include the specific terms of each series of preferred stock in a statement of preferred stock that will be filed with the Pennsylvania Department of State, and we will describe the particular terms of any series of preferred stock that we may offer in more detail in the applicable prospectus supplement.

        The preferred stock offered by this prospectus will, when issued, be fully paid and nonassessable and will not have or be subject to any preemptive or similar rights.

Anti-takeover Effect of our Governing Documents and Pennsylvania Business Corporation Law

        Our articles and by-laws contain a number of provisions relating to corporate governance and to the rights of shareholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect by delaying, deferring or preventing a change of control of us. In addition, certain provisions of Pennsylvania law may have a similar effect.

        Required Vote for Authorization of Certain Actions.    Our articles require the vote of the holders of at least 80% of the combined voting power of the then outstanding shares of capital stock of all classes and series entitled to vote generally in the election of directors, voting together as a single class, for approval of certain business combinations, including certain mergers, asset sales, security issuances, recapitalizations, reorganizations, reclassification of securities, liquidation or dissolution, or any agreement, plan, contract or other agreement providing for such a transaction, involving us or our subsidiaries and certain acquiring persons (namely a person, entity or specified group which beneficially owns more than 10% of the voting power of the then outstanding shares of our capital stock entitled to vote generally in an election of directors), unless such business combination has been approved by two-thirds of the continuing directors, or the aggregate amount of cash, together with the "fair market value" of other consideration, exceeds the "highest equivalent price" threshold and other procedural requirements specified in our articles are met.

        Required Vote for Amendment of Articles and By-laws.    Except as may be specifically provided to the contrary in any provision in our articles with respect to amendment or repeal of such provision, our articles cannot be amended and no provision may be repealed by our shareholders without a vote of the holders of not less than 80% of the voting power of the then outstanding shares of our capital stock entitled to vote in an annual election of directors, voting together as a single class, unless such amendment has been approved by two-thirds of the board of directors, in which event our articles may be amended and any provision repealed by such shareholder approval as may be specified by law. Our board of directors may make, amend, and repeal our by-laws with respect to those matters which are not, by statute, reserved exclusively to our shareholders, subject to the power of our shareholders to change such action. No by-law may be made, amended or repealed by our shareholders unless such action is approved by the affirmative vote of the holders of not less than 80% of the voting power of the then outstanding shares of our capital stock entitled to vote in an annual election of directors, voting together as a single class, unless such amendment has been approved by two-thirds of the board of directors, in which event (unless otherwise expressly provided in the articles or by-laws) our by-laws may be amended and any provision may be repealed by such shareholder approval as may be specified by law.

        Election and Removal of Directors.    Our board of directors is divided into three classes. The directors in each class serve for a three year term, one class being elected each year by our shareholders. A vote of at least 80% of the combined voting power of the then outstanding shares of stock, voting together as a single class, is required to remove a director, with or without cause. Our articles provide that vacancies in our board of directors shall be filled only by a majority vote of the remaining directors then in office, though less than a quorum, except that vacancies resulting from removal from office by a vote of the shareholders may be filled by the shareholders at the same meeting at which such removal occurs. In the event that a director is so removed, our articles provide that the shareholders may elect such director's replacement at the same meeting at which such removal occurs. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for shareholders to replace a majority of the directors. Under the terms of our by-laws and articles, these provisions cannot be changed without the affirmative vote of the holders of not less than 80% of the voting power of the then outstanding shares of our capital stock entitled to vote in an annual election of directors, voting together as a single class, unless such action has been previously approved by a two-thirds vote of the whole board of directors.

        Preferred Stock.    The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. The existence of the authorized but undesignated preferred stock may have a depressive effect on the market price of our common stock.

        Anti-Takeover Law Provisions under the Pennsylvania Business Corporations Law.    We are subject to certain provisions of Chapter 25 of the Pennsylvania Business Corporation Law, or the PBCL, which may have the effect of discouraging or rendering more difficult a hostile takeover attempt against us, including Subchapter 25E and Subchapter 25F of the PBCL. Under Subchapter 25E of the PBCL, if any person or group acting in concert acquires voting power over shares representing 20% or more of the votes which all of our shareholders would be entitled to cast in an election of directors, any other shareholder may demand that such person or group purchase such shareholder's shares at a price determined in an appraisal proceeding.

        Under Subchapter 25F of the PBCL, we may not engage in merger, consolidation, share exchange, division, asset sale or a variety of other "business combination" transactions with a person which becomes the "beneficial owner" of shares representing 20% or more of the voting power in an election of our directors unless (1) the business combination or the acquisition of the 20% interest is approved by our board prior to the date the 20% interest is acquired, (2) the person beneficially owns at least 80% of the outstanding shares and the business combination (a) is approved by a majority vote of the disinterested shareholders and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F, (3) the business combination is approved by a majority vote of the disinterested shareholders at a meeting called no earlier than five years after the date the 20% interest is acquired or (4) the business combination (a) is approved by shareholder vote at a meeting called no earlier than five years after the date the 20% interest is acquired and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F.

        We have elected to opt out of Subchapter 25G of the PBCL (which would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition) and Subchapter 25H (which would have required a person or group to disgorge to us any profits received from a sale of our equity securities within 18 months after the person or group acquired, offered to acquire or publicly disclosed an intention to acquire 20% of our voting power or publicly disclosed an intention to acquire control of us).

        Advance Notice Requirements.    Our bylaws require our shareholders to provide advance notice if they wish to submit a proposal or nominate candidates for director at our annual meeting of shareholders. These procedures provide that notice of shareholder proposals and shareholder nominations for the election of directors at our annual meeting must be in writing and received by our secretary at our principal executive offices at least 90, but not more than 120, days prior to the anniversary of the date of the prior year's annual meeting of shareholders. In the case of a shareholder nomination, the notice submitted to the secretary must set forth information about the nominee and be accompanied by an original irrevocable conditional resignation in the event that such director, in an uncontested election, receives more votes "withheld" than "for" his or her election.

        Special Meetings of Shareholders.    Our bylaws provide that a special meeting of shareholders may be called only by the board of directors or by the chief executive officer. Shareholders do not have a right to call a special meeting under the current bylaws.

        Special Treatment for Specified Groups of Nonconsenting Shareholders.    Additionally, the PBCL permits an amendment of a corporation's articles or other corporate action, if approved by shareholders generally, to provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class by providing, for example, that shares of common stock held only by designated shareholders of record, and no other shares of common stock, shall be cashed out at a price determined by the corporation, subject to applicable dissenters' rights.

        Exercise of Director Powers Generally.    The PBCL also provides that the directors of a corporation are not required to regard the interests of the shareholders as being dominant or controlling in making decisions concerning takeovers or any other matters. The directors may consider, to the extent they deem appropriate, among other things, (1) the effects of any proposed action upon any or all groups affected by the action, including, among others, shareholders, employees, creditors, customers and suppliers, (2) the short-term and long-term interests of the corporation, (3) the resources, intent and conduct of any person or group seeking to acquire control of the corporation and (4) all other pertinent factors. The PBCL expressly provides that directors do not violate their fiduciary duties solely by relying on "poison pills" or the anti-takeover provisions of the PBCL. We do not currently have a "poison pill."

Miscellaneous

        The holders of shares of our common stock do not have preemptive rights or conversion rights and there are no redemption or sinking fund provisions applicable to our common stock. Holders of fully paid shares of common stock are not subject to any liability for further calls or assessments.

Transfer Agent and Registrar

        The transfer agent and registrar of our common stock is BNY Mellon Shareholder Services. Its address is P.O. Box 3316, South Hackensack, New Jersey 07606, and its telephone number at this location is 800-589-9026. The transfer agent and registrar of our preferred stock will be designated in the prospectus supplement through which such preferred stock is offered.

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "EQT."

 DESCRIPTION OF DEBT SECURITIES

        We may offer unsecured debt securities which may be senior, subordinated or junior subordinated and may be convertible. Unless otherwise specified in the applicable prospectus supplement, our debt securities will be issued in one or more series under an indenture to be entered into between us and The Bank of New York. A form of the indenture is attached as an exhibit to the registration statement of which this prospectus forms a part.

        The following description briefly sets forth certain general terms and provisions of the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which these general provisions may apply to the debt securities, will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

Debt Securities

  •
  The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The debt securities may be issued in one or more series as may be authorized from time to time. Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

  •
  title and aggregate principal amount;

  •
  whether the securities will be senior, subordinated or junior subordinated;

  •
  applicable subordination provisions, if any;

  •
  conversion or exchange into other securities;

  •
  percentage or percentages of principal amount at which such securities will be issued;

  •
  maturity date(s);

  •
  interest rate(s) or the method for determining the interest rate(s);

  •
  dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

  •
  redemption or early repayment provisions;

  •
  authorized denominations;

  •
  form;

  •
  amount of discount or premium, if any, with which such securities will be issued;

  •
  whether such securities will be issued in whole or in part in the form of one or more global securities;

  •
  identity of the depositary for global securities;

  •
  whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

  •
  the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

  •
  any covenants applicable to the particular debt securities being issued;

  •
  any defaults and events of default applicable to the particular debt securities being issued;

  •
  currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

  •
  time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

  •
  securities exchange(s) on which the securities will be listed, if any;

  •
  whether any underwriter(s) will act as market maker(s) for the securities;

  •
  extent to which a secondary market for the securities is expected to develop;

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  our obligation or right to redeem, purchase or repay securities under a sinking fund, amortization or analogous provision;

  •
  provisions relating to covenant defeasance and legal defeasance;

  •
  provisions relating to satisfaction and discharge of the indenture;

  •
  provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture; and

  •
  additional terms not inconsistent with the provisions of the indenture.

General

        One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

        United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement.

        Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional United States federal income tax considerations will be set forth in the applicable prospectus supplement.

        The term "debt securities" includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

        We expect most debt securities to be issued in fully registered form without coupons and in denominations of $2,000 and any integral multiples thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the corporate office of the trustee maintained in the Borough of Manhattan, the City of New York or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

        The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

        The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

 PLAN OF DISTRIBUTION

        We may sell the common stock, preferred stock or any series of debt securities being offered hereby in one or more of the following ways from time to time:

  •
  to underwriters or dealers for resale to the public or to institutional investors;

  •
  directly to institutional investors;

  •
  directly to a limited number of purchasers or to a single purchaser;

  •
  through agents to the public or to institutional investors; or

  •
  through a combination of any of these methods of sale.

        The prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

  •
  the offering terms, including the name or names of any underwriters, dealers or agents;

  •
  the purchase price of the securities and the net proceeds to be received by us from the sale;

  •
  any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation;

  •
  any public offering price;

  •
  any discounts or concessions allowed or reallowed or paid to dealers; and

  •
  any securities exchange on which the securities may be listed.

        If we use underwriters or dealers in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

  •
  privately negotiated transactions;

  •
  at a fixed public offering price or prices, which may be changed;

  •
  in "at the market offerings" within the meaning of Rule 415(a)(4) of the Securities Act;

  •
  at prices related to prevailing market prices; or

  •
  at negotiated prices.

        Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        If underwriters are used in the sale of any securities, the securities may be offered either to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

        We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of common shares, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of common shares. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement or a post-effective amendment to this registration statement.

        If indicated in an applicable prospectus supplement, we may sell the securities through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth any commissions we pay for solicitation of these delayed delivery contracts.

        Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

        Agents, underwriters and other third parties described above may be entitled to indemnification by us against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

        Each series of securities will be a new issue of securities and will have no established trading market, other than our common stock, which is listed on the New York Stock Exchange. Any common stock sold will be listed on the New York Stock Exchange, upon official notice of issuance. The securities other than the common stock may or may not be listed on a national securities exchange. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

 LEGAL MATTERS

        The validity of the securities being offered by this prospectus will be passed upon by Reed Smith LLP. In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Reed Smith LLP and/or Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

        The consolidated financial statements of Equitable Resources, Inc. appearing in Equitable Resources, Inc.'s Annual Report (Form 10-K) as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 (including schedules appearing therein) and Equitable Resources, Inc.'s management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and management's assessment are, and audited financial statements and Equitable Resources, Inc.'s management's assessments of the effectiveness of internal control over financial reporting to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and management's assessments (to the extent covered by consents filed with the SEC) given on the authority of such firm as experts in accounting and auditing.

$700,000,000

EQT Corporation

8.125% Senior Notes due 2019

PROSPECTUS SUPPLEMENT
May 12, 2009

Joint Book-Running Managers

Banc of America Securities LLC
Barclays Capital
Citi
J.P. Morgan
Wachovia Securities

Senior Co-Managers

BMO Capital Markets
Mitsubishi UFJ Securities
PNC Capital Markets LLC
SunTrust Robinson Humphrey

Co-Managers

BNP PARIBAS
Deutsche Bank Securities
RBS
SOCIETE GENERALE

QuickLinks

Prospectus
SUMMARY
The Offering
Summary Historical Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF NOTES
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
EQUITABLE RESOURCES, INC.
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS